UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Alex J. Mandl
   8065 Leesburg Pike, 4th Floor
   VA, Vienna 22182
2. Issuer Name and Ticker or Trading Symbol
   Dell Computer Corporation  (DELL)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   Fiscal 1999 ended 1/29/99
5. If Amendment, Date of Original (Month/Year)
   3/14/99
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock 1               |10/1/ |4/P |100               |A  |$63.25     |                   |I     |By Spouse                  |
                             |1998  |    |                  |   |           |                   |      |                           |
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Common Stock                 |10/8/ |4/P |100               |A  |$41.5625   |200                |I     |By Spouse                  |
                             |1998  |    |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Nonqualified Stock Optio|$21.188 |     |    |           |   |2    |11/21|Common Stock|       |       |122712      |D  |            |
n                       |        |     |    |           |   |     |/07  |            |       |       |            |   |            |
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Nonqualified Stock Optio|$57.797 |7/17/|A   |11246      |A  |3    |7/17/|Common Stock|11246  |N/A    |            |D  |            |
ns                      |        | 1998|    |           |   |     |08   |            |       |       |            |   |            |
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Nonqualified Stock Optio|$57.797 |7/17/|A   |1802       |A  |4    |7/17/|Common Stock|1802   |N/A    |13048       |D  |            |
ns                      |        | 1998|    |           |   |     |08   |            |       |       |            |   |            |
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Explanation of Responses:
1. The information contained in this Form 5 has been adjusted to take into account the two-for-one stock splits paid on March 5 and September 4 of 1998, but not the one paid on March 6, 1999.
2. Exercisable in accordance with the following schedule: 49,084 shares on 11/21/98, 11/21/99 and 11/21/01, and 49,086 shares on 11/21/00 and 11/21/02.
3. Exercisable in accordance with the following schedule: 5,218 shares on 7/17/99, 5,219 shares on 7/17/00 and 7/17/02, and 5,220 shares on 7/17/01 and
7/17/03.
4. Exercisable in accordance with the following schedule: 720 shares on 7/17 of each year from 1999, 2000 and 2002 and 722 shares on 7/17/01 and 7/17/03.